SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities and Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-13585

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CoreLogic, Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

CoreLogic, Inc.
4 First American Way
Santa Ana, California 92707

Page
Report of Independent Registered Certified Public Accounting Firm	3
Financial Statements
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
Supplemental Schedule
Schedule I: Schedule H, Line 4i: Schedule of Assets (Held at End of Year)	14
Signature	15
Consent of Independent Registered Certified Public Accounting Firm

* All other schedules required by the Department of Labor Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of
CoreLogic, Inc. 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of CoreLogic, Inc. 401(k) Savings Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Tampa, Florida

June 29, 2010

CoreLogic, Inc.
401(k) Savings Plan
Statements of Net Assets Available for Benefits
At December 31, 2009 and 2008

	2009	2008
Assets
Investments, at fair value	$73,026,253	$53,763,702
Participant loans	1,967,835	1,697,023
Total investments	74,994,088	55,460,725
Receivables:
Dividends	74,053	54,916
Employer contributions	-	3,926,221
Total receivables	74,053	3,981,137
Total assets	75,068,141	59,441,862
Liabilities
Excess contributions payable	195,074	17,654
Net assets available for benefits	$74,873,067	$59,424,208

The accompanying notes are an integral part of these financial statements.

CoreLogic, Inc.
401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
At December 31, 2009

2009
Additions
Net appreciation in fair value of investments	$14,000,914
Interest and dividend income	1,270,525
Total investment income	15,271,439
Contributions:
Participants	7,852,993
Rollover	434,117
Total contributions	8,287,110
Total additions	23,558,549
Deductions
Benefits paid to participants	(8,091,374)
Administrative expenses	(20,070)
Total deductions	(8,111,444)
Increase in net assets	15,447,105
Transfer of assets	1,754
Net Assets Available for Benefits
Beginning of year	59,424,208
End of year	$74,873,067

The accompanying notes are an integral part of these financial statements.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2009

1.	Description of the Plan

The following description of the CoreLogic, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Effective January 1, 2004, the First Advantage Corporation (“First Advantage”), which was then a publicly traded subsidiary of The First American Corporation ("First American") created the Plan, which was originally named the First Advantage Corporation 401(k) Savings Plan.  Prior to January 1, 2004, employees of First Advantage were eligible to participate in The First American Corporation 401(k) Savings Plan (the “First American Plan”), which was available to substantially all employees of First American and its subsidiaries.  All employees of First Advantage who participated in the First American Plan and their related plan assets were transferred into the Plan.

In November 2009, First American completed the acquisition of all outstanding shares of First Advantage.  Participation in the Plan was not affected. All First Advantage common shares were tendered to First American in exchange for First American common shares.

On June 1, 2010, First American separated its financial services companies from its information solutions companies via a spin-off transaction, resulting in two separate publicly traded entities. The financial services companies were spun-off into a new publicly traded, New York Stock Exchange-listed company called First American Financial Corporation (“FAFC”).  In connection with the spin-off, ownership of the “First American” name and trademarks were transferred to FAFC as was the trading symbol FAF.

Concurrently with the FAFC spin-off, First American changed its name by merging into its subsidiary, CoreLogic, Inc.  (“CoreLogic” or the “Company”) and changed its trading symbol to CLGX.

Effective February 23, 2010, the name of the First Advantage Corporation 401(k) Plan was changed to the First American Information Solutions Company 401(k) Plan.   In April 2010, the name of the Plan was changed to CoreLogic, Inc 401(k) Savings Plan. All employees of the First American information solutions companies who participated in The First American Corporation 401(k) Saving Plan (the “First American Plan”) and their related assets were transferred into the Plan on February 23, 2010, as part of the transaction.

The Plan is a defined contribution profit sharing plan covering employees of adopting employers and subsidiaries greater than 50% owned by the Company. An employee is eligible to participate in the Plan if the employee is at least 21 years of age (effective February 23, 2010, age 18) and has been employed by the Company for at least 30 days. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

A participant may direct contributions in 1% increments to any of twenty-six investment options.  Participants may change their investment options daily.

The Plan’s trustee and record keeper are Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, respectively.

Contributions

Participants classified as non-highly compensated may contribute from 1% to 60% of pretax annual compensation.  Participants classified as highly compensated may contribute from 1% to 15% of pretax annual compensation.  Contributions are subject to Internal Revenue Service (“IRS”) limitations.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2009

Discretionary matching amounts may be contributed by the Company at the discretion of the Company’s Board of Directors. The Company did not make a matching contribution for the year ended December 31, 2009. Participants may also roll over distributions from other qualified 401(k) plans or Rollover (“Conduit”) Individual Retirement Accounts.

The Plan, as required by the IRS Code, performs an annual test to ensure that highly compensated participants, as defined by ERISA, are not disproportionately favored under the Plan versus non-highly compensated individuals.  The Plan failed the test as of December 31, 2009 and 2008.  During 2009 and 2008, excess contributions from highly compensated participants were made to the Plan.  In March 2010 and 2009, the Plan made reimbursements of excess contributions and related earnings to highly compensated participants to maintain compliance with the IRS Code in the amount of $195,074 and $17,654, respectively.

Participant Accounts

Participant account activity may include a participant’s own contributions, any Company contributions, investment earnings or losses, and a quarterly account maintenance fee. Allocations of Company contributions are based on participant compensation and participant contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and the Company’s contributions, plus actual earnings thereon.

Payment of Benefits

The Plan allows for participant withdrawals in lump sum upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Participants may also withdraw from their account balances, as defined by the Plan, in the event of financial hardship, which is determined pursuant to the provisions of the IRS Code; and from any amounts rolled over from a 401(k) plan or Rollover (“Conduit”) Individual Retirement Account.

Loans

Participants may borrow a portion of their account balance pursuant to rules and procedures established by the Plan’s administrative committee. The amount borrowed may not exceed the lesser of 50% of the value of the participant’s account balance or $50,000.  Participants may have only one loan outstanding at a time.

Transfers

During 2009, there was a total of $1,754 in assets transferred into the Plan from the First American Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2009

Investment Valuation and Income Recognition

Investments in mutual funds are valued at the net asset values of the underlying funds and common stock are stated at quoted market prices (except for the Fidelity Equity Index Pool Fund investments which are public investment vehicles valued using the net asset value ("NAV") provided by the administrator of the fund.). Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded in the participant accounts on the ex-dividend date. Interest income is recognized on an accrual basis as earned.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in circumstances in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Fair Value Measurements

GAAP defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

GAAP also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  GAAP establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2009

•
•
Level 2:  inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair value on a Recurring Basis

The following tables present the financial assets the Plan measures at fair value on a recurring basis, based on such fair value hierarchy:

	Fair Value Measurements			Total Fair
	Using Input Type			Value as of
	Level 1	Level 2	Level 3	December 31, 2009
Money market funds	$7,410,158	$-	$-	$7,410,158
The First American Corporation common stock	11,078,617	-	-	11,078,617
Fidelity Equity Index Pool Fund	-	2,495,603	-	2,495,603
Mutual funds	52,041,875	-	-	52,041,875
Participant loans	-	-	1,967,835	1,967,835
Total investments measured at fair value	$70,530,650	$2,495,603	$1,967,835	$74,994,088

	Fair Value Measurements			Total Fair
	Using Input Type			Value as of
	Level 1	Level 2	Level 3	December 31, 2008
Money market funds	$6,604,590	$-	$-	$6,604,590
First Advantage Corporation common stock	2,815,390	-	-	2,815,390
The First American Corporation common stock	7,212,052	-	-	7,212,052
Fidelity Equity Index Pool Fund	-	1,888,377	-	1,888,377
Mutual funds	35,243,293	-	-	35,243,293
Participant loans	-	-	1,697,023	1,697,023
Total investments measured at fair value	$51,875,325	$1,888,377	$1,697,023	$55,460,725

The Plan’s valuation methodology used to measure the fair values of money market funds, common stock and mutual funds were derived from quoted market prices as all of these instruments have active markets.  The Fidelity Equity Index Pool Fund investments are public investment vehicles valued using the net asset value ("NAV") provided by the administrator of the fund. The NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. The valuation techniques used to measure fair value of participant loans, all of which mature by the end of 2019 and are secured by vested account balances of borrowing participants, were derived using a discounted cash flow model with inputs derived from unobservable market data.  The participant loans are included at their carrying values, in the statements of net assets available for benefits, which approximated their fair

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2009

values at December 31, 2009 and 2008.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

Level 3 Assets
Participant Loans
Balance as of January 1, 2009	$1,697,023
Issuances, repayments, and settlements, net	270,812
Balance as of December 31, 2009	$1,967,835

4.	Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits at December 31, 2009 and 2008:

	2009	2008
Mutual Funds
Fidelity Institutional Money Market Fund	$7,410,158	$6,604,590
Fidelity Diversified International Fund	6,956,813	4,861,433
Lord Abbett Small Cap Value Fund Class I	6,820,144	4,940,965
Fidelity Balanced Fund	5,554,278	4,283,733
Davis NY Venture Y Fund	5,221,728	3,883,975
Fidelity US Bond Index Fund	4,599,462	4,116,514
Common Stock
The First American Corporation Common Stock	11,078,617	7,212,052

During 2009, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $14,000,914 as follows:

2009
Mutual funds	$12,023,811
The First American Corporation common stock	1,112,130
First Advantage Corporation common stock	864,973
$14,000,914

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2009

Investment Options

Participant contributions and investment earnings are directed by the Plan participants to the following investment options with the exception of funds “frozen” due to a fund closing:

 Money Market Fund

Money market funds invest in U.S. dollar denominated securities, such as bills, notes, bonds and repurchase agreements. More than 25% of the total assets of the fund may be invested in the financial services industry.

Bond Index Fund

Bond funds invest in securities, such as bills, notes, bonds and other direct obligations issued by corporations and the United States Treasury. The bond index fund normally will invest at least 80% of its total assets in bonds included in the Barclays Capital U.S. Aggregate Index. The objective of a bond fund is to provide a higher level of current income than money market funds with minimal fluctuations in principal. The additional objective of the bond index fund is to seek results that correspond to the total return of the bonds in the Barclays Capital U.S. Aggregate Index while maintaining similar risk characteristics.

Short Term Bond Fund

Short term bond funds invest in all types of bonds, including U.S. Government, corporate, mortgage and foreign.  In the Plan, the short term bond fund invests mainly in short and intermediate-maturity bonds.  The objective of a short term bond fund is to provide maximum total return, consistent with preservation of capital and prudent investment management.

Balanced Fund

Balanced funds invest a majority (generally not less than 60%) of their assets in equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities. Balanced funds may invest in securities of domestic and foreign issuers. The objective of a balanced fund is to seek income and long-term growth of capital.

Target Date Funds

Target date funds allow investors to select the fund that best matches their expected retirement year.  They invest in a diversified portfolio of other mutual funds to provide moderate asset allocation.  The allocation strategy is based on the number of years until the respective target date and gradually becomes more conservative as it approaches the target date.  The objective is to provide high total returns until the retirement date, and thereafter, the goal is to seek high current income with a secondary goal of capital appreciation.

Large Cap Equity Index Fund

Equity index funds invest primarily in the common stocks that make up a widely recognized unmanaged index of common stocks. In the Plan, the equity index fund invests mainly in the common stocks of the 500 companies that make up the Standard & Poors 500 Index. The fund seeks to approximate the composition and total return of the Standard & Poors 500 Index.

Large Cap Growth Stock Fund

Large cap growth stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2009

Large Cap Value Stock Fund

Large cap value stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations.  The objective is to seek long-term growth of capital.

Mid Cap Equity Fund

Mid cap equity funds invest primarily in common stocks of companies with mid and small capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization.   The objective is to seek maximum long-term growth of capital.

Small Cap Growth Stock Fund

Small cap growth stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization. While they have potential for significant growth, small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

Small Cap Value Stock Fund

Small cap value stock funds invest primarily in common stocks of companies with small market capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations, thereby providing the potential for significant capital appreciation.  Small capitalization companies tend to have greater risk than large capitalization companies.   The objective is to seek long-term growth of capital.

International Index Fund

An international index funds builds its portfolio by buying a large proportion of stocks included in a particular international index; therefore, reproducing the performance of an entire section of the market.  The objective is to seek to provide investment results that correspond to the total returns of foreign stock markets.

International Fund

International funds invest primarily (normally at least 65% of their assets) in foreign securities. Normally, international stock funds invest primarily in common stocks. International funds carry additional risks, including political and economic uncertainties of foreign companies as well as the risk of currency fluctuations. The objective is to seek long-term growth of capital.

Company Stock Funds

These funds invested in the common shares of First Advantage Corporation and The First American Corporation and such other assets, awaiting investment in First Advantage and First American shares, as the plan trustee considers advisable.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2009

5.	Related Party and Party-in-interest Transactions

The Company, which qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan (effective February 23, 2010, some administrative expenses are paid by the participants). Such transactions qualify for a statutory exemption. Total expenses paid by the Company were $79,637 for the year ended December 31, 2009.

In November 2009, First American completed the acquisition of outstanding shares of First Advantage, a publicly traded subsidiary.  Participation in the Plan was not affected. All First Advantage common shares were tendered for First American common shares, at the date of the merger.

The Plan held First Advantage stock with fair values of $2,815,390 at December 31, 2008. At December 31, 2008, 198,932 shares of common stock were held by the Plan. The Plan made purchases and sales of the First Advantage Corporation Stock Fund during 2009 and 2008.

The Plan held First American stock with fair values of $11,078,617 and $7,212,052 at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008; 334,571 and 249,619 shares of common stock are held by the plan, respectively. The Plan made purchases and sales of the First American Corporation Stock Fund during 2009 and 2008.

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The fair value of such investments totaled $41,739,869 and $32,125,135 at December 31, 2009 and 2008, respectively.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in accordance with the provisions of ERISA.

7.	Federal Income Tax Status

The Plan has applied for a determination letter from the Internal Revenue Service, but has not yet received one.  However, the plan administrator believes the Plan is designed and is currently being operated in compliance with applicable requirements of the Internal Revenue Code Section 401, and is, therefore, exempt from federal income taxes.

8.	Inactive Accounts

Net assets available for plan benefits as of December 31, 2009 and 2008, included $15,396,149 and $16,644,251, respectively, representing the vested portion of accounts of participants who have terminated their employment with the Company, for which disbursement of their account balances has not yet been requested.

9.	Concentrations of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments.  Net assets available for benefits held in The First American Corporation stock were $11,078,617 and $7,212,052 at December 31, 2009 and 2008, respectively.  These investments potentially subject the Plan to concentrations of credit risk as all investments are exposed to market risk from changes in asset valuations.

10.	Subsequent Event

    The Plan has evaluated subsequent events and determined that no subsequent events have occurred requiring adjustments to the financial statements or disclosures.

CoreLogic, Inc.
401(k) Savings Plan
EIN:  61-1437565 PN:  32040
Schedule I:  Schedule H, Line 4i:  Schedule of Assets (Held at End of Year)
December 31, 2009

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower	Rate of Interest, Collateral,	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Value

*	The First American Corporation	334,571 shares of common stock	$11,078,617
*	Fidelity Group	Fidelity Institutional Money Market Fund	7,410,158
*	Fidelity Group	Fidelity Diversified International Fund	6,956,813
	Lord Abbett	Small Cap Value Fund Class I	6,820,144
*	Fidelity Group	Fidelity Balanced Fund	5,554,278
	Davis Funds	NY Venture Y Fund	5,221,728
*	Fidelity Group	Fidelity US Bond Index Fund	4,599,462
	American Funds	The Growth Fund of America Class R5	3,642,989
*	Fidelity Group	Fidelity Low Priced Stock Fund	2,916,442
*	Fidelity Group	Fidelity Equity Index Pool Fund	2,495,603
	Vanguard	Explorer Admiral Class Fund	2,193,940
*	Fidelity Group	Fidelity Freedom 2035 Fund	1,926,691
*	Fidelity Group	Fidelity Freedom 2025 Fund	1,694,281
*	Fidelity Group	Fidelity Freedom 2040 Fund	1,424,720
*	Fidelity Group	Fidelity Freedom 2030 Fund	1,288,246
	Pimco	PIMCO Low Duration Institution Fund	1,243,423
*	Fidelity Group	Fidelity Freedom 2045 Fund	1,207,336
	Vanguard	Strategic Equity Fund	1,085,543
*	Fidelity Group	Fidelity Freedom 2020 Fund	1,006,724
*	Fidelity Group	Spartan Intl Index Fund	978,352
*	Fidelity Group	Fidelity Freedom Income Fund	668,705
*	Fidelity Group	Fidelity Freedom 2015 Fund	666,127
*	Fidelity Group	Fidelity Freedom 2050 Fund	662,890
*	Fidelity Group	Fidelity Freedom 2010 Fund	137,952
*	Fidelity Group	Fidelity Freedom 2005 Fund	87,486
*	Fidelity Group	Fidelity Freedom 2000 Fund	57,603
*	Participant loans	Fully amortized with various maturities through December 2019 and interest rates ranging from 4.25 percent to 9.25 percent	1,967,835
			$74,994,088

*	Denotes party-in-interest
Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the
Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of any time before the last day of the Plan's fiscal year, with certain exceptions. Cost information may be omitted with respect to the participant directed investments.

 SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CoreLogic, Inc.
401(k) Savings Plan

Date: June 29, 2010	By:	/s/ Anthony S. Piszel
Anthony S. Piszel
Chief Financial Officer
CoreLogic, Inc.